FOR: CINAR CORPORATION

Annual and Special Meeting of Shareholders

APRIL 9, 2003 - 10:40 EST

CINAR Poised for Growth - Announces Intention to Seek Lifting of Cease-Trade Order and Relisting on Stock Exchange

MONTREAL, CANADA--CINAR Corporation reviewed a year of hard-won accomplishments at its annual and special meeting of shareholders today, indicating that the Company is gearing up for growth and will seek to have the cease-trade order on its shares lifted by the Quebec Securities Commission and other securities authorities. It will also take the necessary steps to have CINAR relisted on a stock exchange. Among significant accomplishments for the year, the Company listed the settlement of class action and other lawsuits in Canada and the United States, the reinstatement of CINAR for funding eligibility with Telefilm Canada and the appointment of a new president.

For the fiscal year ended November 30, 2002, the Company announced a 6.4% growth in revenues to $141 million and a strong cash position, with $61.9 million in cash and short-term investments. Gross margins increased by 46% to $70.3 million, up from $48.1 million a year ago. In addition, the Company reported that net earnings improved dramatically to a net loss of $6.5 million, compared with a loss of $42 million in fiscal 2001. A major factor contributing to the loss was an expense of $23.8 million for the settlement of the class action suits against the Company.

Mr. Robert Despres, CINAR's chairman of the board, indicated that "CINAR's positive financial situation is nothing short of remarkable for a company operating in the present context of the entertainment industry." He also emphasized the pride of the Company's Board and management at having attained the five objectives they set for themselves at the beginning of the year: reduction of costs and overhead to conserve core financial and human resources; conservative management of internal cash reserves, limiting expenditures to essential needs only; settlement of much of the outstanding litigation to enable the company to operate in a stable context; re-establishment of links with certification and funding agencies and the continued enhancement of CINAR's financial situation.

The Future - Expanded Markets and Increased Revenue Streams

At the meeting, Stuart Snyder, the Company's new president and CEO, described CINAR's important opportunities in the entertainment and education markets. CINAR has great brands," said Mr. Snyder, "and parents and children everywhere love CINAR's animated and live action entertainment. Broadcasters, for their part, rely on CINAR for quality programming. Educators and school systems embrace our products, as demonstrated by our significantly improved results in this sector," he said.

"We envision CINAR as a fully integrated entertainment and education company that drives profits from a growing and diverse range of recognized brands and new programs," he said outlining his vision for growth at CINAR. This vision involves generating synergies between the Entertainment and Education Divisions of the Company. In Entertainment it will entail the development of new licensing and merchandising opportunities while maximizing profits from the entertainment library and expanding the Company's market to include 6- to 11-year-olds. Mr. Snyder also indicated that the Company would be targeting new live-action family feature films specifically made for the growing DVD and Television market and would be on the look-out for strategic acquisition opportunities. He also announced the Company's intention of appointing a new vice-president, Creative Development, for Entertainment with particular responsibility to identify new programs and new shows. In addition, Mr. Snyder announced the appointment of Mr. Matt Mazer as president of CINAR's recently created Live Entertainment Division. "We believe that this operation will contribute greatly to CINAR's future growth and profitability," he concluded.

For the Company's Education Division, Mr. Snyder is looking at creating organic growth opportunities with the Entertainment Division, and at increasing market share in the industry through new products, new sales strategies and potential strategic acquisitions.

About CINAR

CINAR Corporation is an integrated entertainment and education company involved in the development, production, post-production and worldwide distribution of non-violent, quality programming and educational products for children and families. CINAR's web site is (www.cinar.com).

This release may include information that could constitute forward-looking statements made pursuant to the safe harbour provision of the Private Securities Litigation Reform Act of 1995 (U.S.). Forward-looking statements are identified by words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. Actual results or conditions may differ from those anticipated by these and other forward-looking statements. Such forward-looking statements are subject to a number of known or unknown risks and uncertainties.

FOR FURTHER INFORMATION PLEASE CONTACT:
Nathalie Bourque
(514) 843-2309